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August 10, 2005

Filed via EDGAR

Ms. Tia Jenkins, Senior Assistant Chief Accountant

Office of Emerging Growth Companies:

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Heartland, Inc.
Acknowledgement Form

Dear Ms. Jenkins:

In response to your second phone conversation today with reference to your letter dated June 16, 2005 and July 14, 2005 addressed to Trent Sommerville, President of Heartland, Inc., Commission File Number 000-27045, enclose please find the requested Acknowledgement Form from the Respondent.

If you have any further questions please feel free to call me. Thank you.

Sincerely,

/s/ Jerry Gruenbaum

Jerry Gruenbaum. Esquire

Attachment: Statement from the Registrant

HEARTLAND, INC.

ACKNOWLEDGEMENT

In connection with responses made by Heartland, Inc. to the Securities and Exchange Commission in its review of it filing of Form 10-KSB for the year ended December 31, 2004, I Trent Sommerville, Chief Executive Officer and Chairman of the Board of the Registrant certifies that:

1.      The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2.      Staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

3.          The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By: /s/ Trent Sommerville

Trent Sommerville

Chief Executive Officer, and

Chairman of the Board

August 10, 2005

A signed original of this written statement has been provided to Heartland, Inc., and will be retained by Heartland, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.